Entergy Services, Inc. P. O. Box 61000 New Orleans, LA 70161 Tel 504-576-2517 Fax 504-576-2187 tbuntin@entergy.com Theodore H. Bunting, Jr. Senior Vice President & Chief Accounting Officer

October 13, 2008

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation and Subsidiaries
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed March 19, 2008
        Form 10-Q for Period Ended March 31, 2008
        Filed May 9, 2008
        Form 10-Q for Period Ended June 30, 2008
        Filed August 7, 2008
        File No. 001-11299

Dear Mr. Owings:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. J. Wayne Leonard dated September 29, 2008. For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Financial Discussion and Analysis, page 5

Comment 1: You discuss significant factors and known trends affecting Entergy's business beginning on page 27. Please expand this section to discuss known uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Response: Entergy will continue in future filings to consider and implement new or improved disclosure in Management's Financial Discussion and Analysis to discuss known uncertainties that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way. The section cited by the Staff that begins on page 27 does discuss uncertainties, despite a lack of reference to uncertainties in its title. In addition, the section cited by the Staff is intended to include items that have not been discussed in detail in another part of Management's Financial Discussion and Analysis and that section should be read together with the previous twenty-two pages of Management's Financial Discussion and Analysis, which also contain discussions of significant factors, known trends, and uncertainties. In future filings, we will clarify this by revising the title and preamble to the section commented upon by the Staff.

Entergy supplementally advises the Staff that the most important known or foreseeable factors and uncertainties that influence the future financial condition, operating performance, revenues, income, or liquidity for each of Entergy's two reportable operating segments are disclosed in the "Significant Factors and Known Trends" section of Management's Financial Discussion and Analysis. For Entergy's Utility segment, the most important factor is the outcome of its rate and cost-recovery proceedings before its various regulators. Recently resolved and pending proceedings are discussed in some detail in Management's Financial Discussion and Analysis and cross-references to more detailed discussions in the financial statement footnotes are also provided. For the Non-Utility Nuclear segment, the most important factor is the amount of power it has sold forward and the average price that the business realizes for its sales of power. Management's Discussion and Analysis provides a table that shows the amount of power that Non-Utility Nuclear has sold forward and the average price for those sales. In addition, nuclear power plants are designed to run from one refueling outage to the next refueling outage without being taken offline, Non-Utility Nuclear expects its plants to operate at high capacity factors, which they have historically done, and all of the energy produced by our plants that is not sold under contract will sell in the spot market. Therefore, for the foreseeable future sales volume is not subject to significant variability, other than from unplanned plant outages. Of Non-Utility Nuclear's planned annual energy output it has sold forward 92% for 2008 (93% as of June 30, 2008 for the remainder of 2008) and 83% for 2009. Given the level of forward sales, the price of the power that is not sold forward will only gradually become a more significant uncertain factor over the next few years. In future filings Entergy will provide additional disclosure regarding the factors affecting future power prices, as appropriate in the circumstances.

Report of Management, page 4

Comment 2: We note your statement in the last paragraph of this report that "management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2007." Considering this report appears to have been prepared with respect to Entergy's subsidiaries as well as Entergy itself, please confirm that management of Entergy's subsidiaries also believes that such subsidiaries maintained effective internal control over financial reporting as of December 31, 2007, as you indicate on page 351. Please also confirm that you will revise this report accordingly in future filings.

Response: The management of Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy Resources believe that those companies maintained effective internal control over financial reporting as of December 31, 2007. In future Form 10-K filings, Entergy will revise this report to make it clear that the Report of Management is made on behalf of all of the companies whose officers are named at the bottom of the report.

Form 10-Q for Period Ended June 30, 2008

Controls and Procedures, page 51

Comment 3: Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2008. Please also confirm that you will include this disclosure in future filings.

Response: Entergy did not identify any changes that occurred during the first two quarters of 2008 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. In future Form 10-Q and Form 10-K filings, as it did in its 2007 Form 10-K filing, Entergy will affirmatively state, when applicable, that it has not identified a change that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting during the most recent quarter.

Exhibits 31

Comment 4: The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. Please include the word "fiscal" in the parenthetical phrase in paragraph 4.(d) and ensure that you consistently provide this parenthetical.

Response: In future filings, we will include the word "fiscal" in the parenthetical phrase in paragraph 4.(d) in our certifications, and will consistently provide this parenthetical in our certifications.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy acknowledges that:

  Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2007 Form 10-K, 2008 Definitive Proxy Statement on Schedule 14A, First Quarter 2008 Form 10-Q, and Second Quarter 2008 Form 10-Q;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy's 2007 Form 10-K, 2008 Definitive Proxy Statement on Schedule 14A, First Quarter 2008 Form 10-Q, and Second Quarter 2008 Form 10-Q; and
  Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc: J. Wayne Leonard
      Leo P. Denault
      Steven V. Wilkinson